January 5, 2010	TSX Trading Symbol: HNC

Hard Creek Nickel Appoints Investor Relations Executive

Hard Creek Nickel Corporation is pleased to announce today the appointment of Ms. Lindsay MacLeod as the new investor relations contact for the company.

Ms. MacLeod will be responsible for all aspects of corporate communications for the company. She has more than 20 years experience in the corporate and investor relations field and has held senior investor relations positions with various companies, primarily in the gaming and technology sectors.

President and CEO Mr. Mark Jarvis stated, “We are pleased to have Ms. MacLeod join our team at Hard Creek Nickel Corporation. Her professional experience provides the knowledge and capability to deliver our corporate objectives, which include clear, balanced communications.”

Ms. MacLeod can be reached at 604-681-2323                                       Email: lmacleod@hardcreek.com

About Hard Creek Nickel Corporation:

Hard Creek Nickel Corporation is currently advancing its core asset, the Turnagain project, a giant disseminated nickel-sulphide deposit located in north central British Columbia, Canada. Current work programs include metallurgical and engineering studies and baseline environmental studies.

“MARK JARVIS”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com